FRAN STOLLER Partner 345 Park Avenue New York, NY 10154-1895	Direct 212-407-4935 Main 212.407-4935 Fax 212-407-0706 fstoller@loeb.com

April 16, 2007

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Arcade Acquisition Corp.
Form S-1 Registration Statement
File No. 333-140814

Dear Mr. Reynolds:

On behalf of our client, Arcade Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (No. 333-140814) (together, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

Amendment No. 2 responds to the comments set forth in the Staff’s letter dated April 11, 2007 (the “Staff’s Letter”). In order to facilitate your review of Amendment No. 2, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of Amendment No. 2.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment
Number	Response
General

1.

The amount to be held in trust was determined through discussions with the managing underwriter. We understand that the managing underwriter based its opinion on its judgment as to the expected receptivity of the offering from investors given current market conditions, including the success of other blank check companies which have recently completed or are currently undertaking a public offering. The managing underwriter has expressed a view that the amount to be held in trust is a “subject to market” term, which in fact has been revised in Amendment No. 2 and may be further amended during the course of the offering. We are not aware of any industry specific factors that were considered by the managing underwriter during its negotiations.

2.

We have expanded the discussions on pages 7, 14, 20, 42, and 59 previously included in the Registration Statement in response to prior comment 2 to state that the increase in the redemption threshold will make it easier for a business combination to be approved.

3.

The Company and the managing underwriter have determined to revise the redemption procedures to remove the requirement that the shares be physically tendered prior to the meeting. Instead, we have included disclosure similar to other blank check companies to the effect that stockholders will not be requested to tender their shares before a business combination is consummated, as well as confirmation that the Company will not charge redeeming stockholders any fees in connection with their exercise of their redemption rights.

4.	The language provided on a supplemental basis in response to prior comment 15 has been included in Amendment No. 2 under the heading “Escrow of existing stockholders’ securities” on page 10.
5.

The risk factors on pages 22 and 23 of Amendment No. 1 entitled “Although we are required to use our best efforts to have an effective registration statement covering the issuance of the shares underlying the warrants...” and “We cannot guarantee that we will be able to register the shares underlying the warrants under the applicable state securities laws...” have been revised to reflect the potential risk that holders of warrants who acquired their warrants as part of the purchase of units may pay the full unit purchase price solely for the shares underlying the units.

6.

Note A to the Financial Statements has been revised to include disclosure regarding the agreement with the Company’s existing stockholders to cancel a portion of their shares under certain circumstances.

7.

The volatility calculation has been updated in Amendment No. 2 to reflect the fact that additional blank check companies completed business combinations subsequent to the date used for the prior calculation. While 24 companies completed business combinations, three of these companies had a structure with two classes of units with differing underlying voting rights and are not, in the Company’s opinion, comparable to the rest of the group used in the analysis and were therefore excluded from the calculation. The following chart sets forth the information requested by the Staff in its prior comment regarding the 21 blank check companies used in the Company’s volatility calculation:

Volatility Calculation as of 4/11/07

			Market
			Cap
SPAC			($ in
Name	Current Name	Ticker	mm’s)	Vol

Millstream	NationsHealth Inc.	NHRX	$43.0	66.0%
CEA	etrials Worldwide, Inc.	ETWC	62.1	50.0%
Chardan China	Origin Agritech	SEED	211.3	51.6%
Great Wall	ChinaCast Education	CEUC	34.2	23.7%
Tremisis	RAM Energy Resources	RAME	178.6	40.5%
Arpeggio	Hill International, Inc.	HINT	162.3	25.0%
Rand	Rand Logistics, Inc.	RLOG	58.4	22.8%
Sand Hill	St. Bernard Software	SBSW	28.9	73.2%
China Unistone	Yucheng Technologies	YTEC	36.3	34.4%
International Shipping	Navios Maritime Holdings	NM	482.4	36.6%
ALDABRA	Great Lakes Dredge & Dock	GLDD	281.1	29.2%
Services	Jamba, Inc.	JMBA	470.8	35.4%
Fortress America	Fortress International Group	FAAC	66.5	16.6%
Stone Arcade	KapStone Paper and Packaging	KPPC	167.2	23.0%
Federal Services	ATS Corporation	ATCT	72.1	36.7%
Highbury Financial	Highbury Financial	HBRF	55.5	12.3%
Terra Nova	ClearPoint Business Services	TNVA	72.7	24.7%
KBL Healthcare II	Summer Infant	SUMR	55.8	26.8%
Acquircor Technology	JAZZ Semiconductor	JAZ	102.2	30.7%
Ardent	Avantair	AACQ	66.1	25.0%
COCONUT PALM	Equity Broadcasting Corporation	CNUT	72.5	4.5%

Average				32.8%

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935.

Sincerely,

/s/ Fran Stoller

Fran Stoller

Partner